SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES SKYEUROPE RESCUE FARE

Ryanair, the World’s favourite airline, today (1st Sept), launched a €25 (one way including taxes and charges) rescue fare* for SkyEurope passengers who may have been left stranded or have had their travel plans disrupted by the bankruptcy of the airline yesterday. This fare applies to Bratislava flights to/from Alicante, Barcelona (Girona), Brussels (Charleroi), Rome (Ciampino), Liverpool and London (Stansted).

Ryanair also pledged to assist with the repatriation of passengers who may be caught up in any future airline collapse and advised passengers that the best way to ensure travel plans are protected is to travel only with financially secure airlines such as Ryanair.

Ryanair’s rescue fare can be booked via www.ryanair.com/member/SkyEuroperescuefare.html until 15th September for travel until 17th December, and applies to SkyEurope passengers only.

Ryanair’s Stephen McNamara said:

“SkyEurope’s failure underlines the risk of flying with an airline that is not financially stable.  Ryanair will help stranded passengers return home and ensure that those with travel plans up to 17thDecember can still travel.

Ryanair has the biggest route network in Europe making it easier for stranded SkyEurope passengers to find a local airport and return home.  SkyEurope passengers can book these rescue fares for only €25 including taxes and charges via www.ryanair.com until 15th September.

“Ryanair strongly advises all passengers to book airfares only with financially stable airlines.  By booking with Ryanair you will secure the guaranteed lowest fares and no fuel surcharges and can be sure that Ryanair will still be flying when your flight date arrives.  With over €2billion in cash reserves Ryanair is one of the most financially robust airlines in Europe”.

Bratislava to/from	Available from
Alicante	1st Sept
Barcelona (Girona)	1st Sept
Brussels (Charleroi)	1st Sept
Rome (Ciampino)	3rd Nov
Liverpool	27th Oct
London (Stansted)	1st Sept

* This fare must be booked via www.ryanair.com/member/SkyEuroperescuefare.html and passengers must quote their SkyEurope booking reference and bring the same reference for verification at the airport check-in point. Passengers who arrive to check-in without their SkyEurope booking reference cannot be accepted for travel.

Ends                                                                                                        Tuesday, 1st September, 2009

For further media information:
Stephen McNamara                                                                              Pauline McAlester
Ryanair                                                                                                  Murray Consultants

Tel: 00 353 1 812 1271                                                                          Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  01 September 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary